February 5, 2016

Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund: File Nos. 002-78808 and 811-03541

Dear Ms. White:

On November 24, 2015, Asset Management Fund (the “Trust”) filed Post-Effective Amendment No. 73 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The amendment was filed to add a new series, LongCap Value Fund (the “Fund”), to the Trust, under the 1940 Act. On January 4, 2016, you provided oral comments regarding the amendment. The following is a summary of our understanding of your comments and the response from the Trust. As discussed with you, changes to be made to any disclosures will be made in the Fund’s next registration statement filing.

General

1. Comment: Please remove the 1933 Act No. from the SEC facing page since the shares are not registered under the 1933 Act.

Response: The Fund expects to amend its registration statement to register its shares under the 1933 Act to be effective on or about June 1, 2016. If the Fund makes another filing solely under the 1940 Act, it will remove the 1933 Act No. for such filing.

2. Comment: Please confirm that the Fund does in fact have a ticker symbol as reflected on the cover page since the Fund is a private fund.

February 5, 2016

Response: The Fund does have a NASDAQ ticker symbol as listed on the cover page of the prospectus. Although shares of the Fund are not currently registered under the 1933 Act, the Fund expects to register its shares under the 1933 Act to be effective on or about June 1, 2016.

Prospectus

Principal Investment Strategy

3. Comment: The first paragraph includes the statement, “The Adviser will also purchase international common stocks if the issuer has adequate disclosure and is based in a country with satisfactory political stability and rule of law.” Please explain further what “adequate disclosure” and “a country with satisfactory political stability and rule of law” mean.

Response: The following will be added after the seventh sentence in the first paragraph.

“The Adviser will only invest in issuers who publish comprehensive financial statements in English. Additionally, the Adviser seeks to invest in issuers based in countries with established legal systems that respect contractual rights and have historically treated outside passive minority shareholders fairly.”

4. Comment: In the first paragraph, note that “high-yield” securities are also known as “junk bonds.”

Response: The ninth sentence in the first paragraph under “Principal Investment Strategy” will be deleted and replaced with the following:

“The Fund will also invest in debt instruments, including high-yield and distressed securities that may be in default and may have any or no credit rating, (“high yield bonds” or “junk bonds”), primarily either as cash-like alternatives or when they offer capital appreciation potential.”

5. Comment: In the first paragraph, disclose what “activism” is.

Response: The last sentence in the first paragraph under “Principal Investment Strategy” will be deleted and the last two sentences in the second paragraph will also be deleted. The following new section will be inserted at the beginning of the sixth paragraph.

“Other strategies employed by the Adviser may include activism and merger arbitrage. The Fund may take an activist role, where it will seek to influence or control management, or invest in other companies that do so when the Adviser believes the Fund may benefit. The Fund may invest in securities of companies that are, or are about to be, involved in reorganizations, financial restructurings or bankruptcy, which may involve the purchase of bank debt, lower-rated or defaulted debt securities, comparable unrated debt securities, or other indebtedness (or

February 5, 2016

participations in the indebtedness) of such companies. The Fund may also participate in merger arbitrage opportunities.”

6. Comment: The second paragraph includes the statement, “Nevertheless, in certain situations, subject to legal restrictions, the Adviser may take actions to affect the management or control of the issuer.” Disclose what actions the Adviser may take.

Response: Please refer to the response above to Comment number 5. This statement will be deleted.

7. Comment: The third paragraph states that the Fund may invest in mortgage-backed and asset-backed securities. Add a principal investment risk regarding mortgage-backed and asset-backed securities.

Response: The Fund does not intend to invest in mortgage-backed and asset-backed securities as part of its principal investment strategy. The first sentence in the fourth paragraph has been revised as follows:

“The Fund may invest in debt securities issued by corporations and the U.S. government and its agencies.”

8. Comment: The third paragraph states that the Fund may invest in municipal notes and bonds. Add a principal investment risk regarding municipal securities.

Response: The Fund does not intend to invest in municipal notes and bonds as part of its principal investment strategy. Please refer to the revised disclosure provided in the response to Comment number 7.

9. Comment: The third paragraph states that the Fund may invest in commercial paper and certificates of deposit. Confirm that commercial paper and certificates of deposit are principal investment strategies of the Fund.

Response: The Fund does not intend to invest in commercial paper or certificates of deposit as part of its principal investment strategy. Please refer to the revised disclosure provided in the response to Comment number 7.

10. Comment: The last sentence of the fourth paragraph states that the Fund will “typically primarily invest in equity securities.” Consider moving that statement to the first paragraph.

Response: Please refer to the fourth sentence of the first paragraph under “Principal Investment Strategy” which states that “The Fund will mainly invest in common stocks …” The

February 5, 2016

Fund believes that this disclosure conveys the same information as the disclosure noted in the Staff’s comment.

11. Comment: Are there any parameters on maturity or duration with respect to the Fund’s fixed income investments? If so, state what the parameters are.

Response: The Fund does not have any maturity or duration parameters with respect to its fixed income investments. The Fund will add disclosure that it can invest in debt securities of any quality, maturity or duration.

12. Comment: If the Fund uses duration as a parameter, briefly define duration and include an example of how duration works.

Response: The Fund does not have any maturity or duration parameters with respect to its fixed income investments.

Principal Investment Risks

13. Comment: The Fund includes “Emerging Market Investment Risk” in the Principal Investment Risks section. If investing in emerging markets is a principal investment strategy disclose this and also disclose how the Fund defines emerging markets.

Response: The seventh sentence in the first paragraph under Principal Investment Strategy on page 3 will be revised as follows:

“The Adviser will also purchase international common stocks, including issuers in emerging market countries, if the issuer has adequate disclosure and is based in a country with satisfactory political stability and rule of law.”

The following will be added directly after the additional disclosure provided in the response to Comment number 3.

“Emerging markets countries are those countries included in the MSCI Emerging Markets Index.”

14. Comment: With respect to “Interest Rate Risk,” please review IM Guidance Update No. 2014-01 and consider expanding the disclosure.

Response: We have reviewed Staff Guidance No. 2014-01 and believe that the disclosure language included under both “Fixed Income Risk” and “Interest Rate Risk” regarding the risk of investing in fixed income securities is sufficient given the Fund’s circumstances.

February 5, 2016

Investment Adviser (p. 5)

15. Comment: The disclosure states, “The portfolio manager responsible for the day-to-day management of the Fund’s investments since inception of the Fund is Ian Lapey.” Include the inception date.

Response: The second sentence of the paragraph under the section titled “Investment Adviser” on page 5 of the prospectus will be revised as follows:

“The portfolio manager responsible for the day-to-day management of the Fund’s investments since inception of the Fund in 2015 is Ian Lapey.”

General Information (p. 5)

16. Comment: Consider changing the heading to “Purchase and Sale of Fund Shares.”

Response: The heading titled “Purchase and Sale of Fund Shares” will remain; however, the two subsequent sections headings “Minimum Initial Investment” and “General Information” will be reformatted to reflect both sections as sub-sections under “Purchase and Sale of Fund Shares”.

Non-Principal Investment Strategies (p. 9)

17. Comment: This section includes a statement that “The Fund may also employ investment practices that this Prospectus does not describe…” Please confirm that all types of investment practices that the Fund intends to use are disclosed in the prospectus.

Response: All principal investment practices currently intended to be employed by the Fund are described in the prospectus.

Management of the Fund (p. 10)

18. Comment: This section includes the following statement, “The Adviser has provided investment advisory services to registered investment companies since November, 2015.” Please add a principal investment risk describing the Adviser’s limited experience in advising registered investment companies.

Response: While the investment management firm, LongCap Investment Management LLC, has a limited operating history, the portfolio manager has more than 10 years of experience advising registered investment companies.

Redemptions in Kind (p. 17)

19. Comment: Include disclosure that securities received pursuant to a redemption in kind will be subject to market risk until sold.

February 5, 2016

Response: The fourth sentence in the paragraph titled “Redemptions in Kind” will be deleted and replaced with the following:

“Such securities distributed in lieu of cash will be subject to market fluctuation and Fund shareholders may incur transaction costs when the securities are sold.”

Privacy Policy

20. Comment: Delete the statement that the Privacy Policy is not part of the prospectus. Liability cannot be disclaimed for documents filed with the prospectus.

Response: The requested statement will be removed from the Privacy Policy.

Statement of Additional Information

21. Comment: On p. 5, should the formatting of “Management,” “Concentration” and “Merger arbitrage” be all the way left and not indented?

Response: The requested format change will be made.

22. Comment: On p. 5 in the “Concentration” section it states, “The Fund will be more concentrated than the average mutual fund.” Confirm that this statement is accurate in light of the Fund’s fundamental policy to not concentrate.

Response: The section titled “Concentration” will be changed to “Non-Diversified Fund” and the first sentence in the paragraph will be deleted and replaced with the following:

“The Fund may hold larger positions in fewer securities than a diversified fund.”

23. Comment: On p. 29, consider whether the paragraph following fundamental policy #6 should be numbered as fundamental policy #7 and given a heading.

Response: The requested format change will be made.

24. Comment: On p. 35, clarify whether the Nominating and Governance Committee will consider recommendations for nominees from Fund shareholders.

Response: Please refer to the second sentence of the second paragraph on page 35, which states that the “… Nominating and Governance Committee receives suggestions from various sources as to suitable candidates, including shareholders of the Trust.”

February 5, 2016

25. Comment: On p. 36 and 37, reconcile the statements that the Fund has not commenced operations and the Trustees and officers do not own any shares with the statement that Mr. Lapey owns all the shares of the Fund as of the date of the SAI.

Response: The Fund expects to amend its registration statement to register its shares under the 1933 Act to be effective on or about June 1, 2016. With this amendment, the Fund will provide the number of shares owned by both the Trustees and Officers and any shareholders owning 5% or more of the Fund’s outstanding shares of beneficial interest as of a date within 30 days of the effective date of the amendment.

26. Comment: With respect to share ownership, include a statement on the effect of control on the voting rights of other shareholders.

Response: The sentence under the section titled “Control Persons and Principal Holders of Securities – Management Ownership” will be replaced with the following:

“As of [insert date], 2016, the following persons owned of record 5% or more of the Fund’s outstanding shares. Shareholders owning more than 25% of the shares of the Fund are considered to “control” the Fund as that term is defined under the 1940 Act. Persons controlling the Fund may be able to determine the outcome of any proposal submitted to the shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Adviser.”

27. Comment: On p. 38, provide the disclosure required by Item 20(b) with respect to the portfolio manager’s potential discretionary bonus.

Response: The following will be added to the end of the section titled “Portfolio Manager Compensation”:

“Overall compensation is tied to several factors, including short and long-term investment performance and the overall profitability of the Adviser.”

The Trust has authorized me to convey to you that it acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

February 5, 2016

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten